SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended  May 13 2010

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

press release

May 13, 2010

UPDATE ON GULF OF MEXICO OIL SPILL RESPONSE

BP today provided an update on developments in the response to the MC252 oil well incident in the Gulf of Mexico.

Subsea Source Control and Containment

Subsea efforts continue to focus on, firstly, progressing options to stop the flow of oil from the well through interventions via the blow out preventer (BOP) and, secondly, attempts to contain the flow of oil at source to reduce the amount spreading on the surface. These efforts are being carried out in conjunction with governmental authorities and other industry experts.

Further investigation of the failed BOP, using remotely-operated vehicles and a variety of diagnostic techniques, has increased our understanding of the condition of the BOP and allowed planning to continue for a number of potential interventions, including for a so-called "top kill" of the well.

This would involve first injecting material of varying densities and sizes (also known as "junk shot") into the internal spaces of the BOP to provide a seal, before pumping specialised heavy fluids into the well to prevent further flow up the well. Plans for this option are being developed in preparation for potential application next week.

Work to deploy a second system designed to contain the oil flow subsea has continued.  A small dome or "top hat" has been taken out to the well site and placed on the seabed in preparation for deployment.  Such a system has never been used in water depths of 5,000 feet and its successful operation is not certain. The deployment of this system is expected to be attempted within the next few days.

All of the techniques being attempted or evaluated to contain the flow of oil on the seabed involve significant uncertainties because they have not been tested in these conditions before.

Work on the first relief well, which began on Sunday May 2, continues.  It is expected to take some three months to complete. The drilling rig that will drill the second relief well is currently en route to the site, expected to arrive by Friday.

Surface Spill Response and Containment

Work continues to collect and disperse oil that has reached the surface of the sea. Over 530 vessels are involved in the response effort, including skimmers, tugs, barges and recovery vessels.

Over 120 flights have been made to apply dispersant to the spill since the response effort began.

Intensive operations to skim oil from the surface of the water also continued. Some 97,000 barrels of oily liquid have now been recovered.

The total length of boom deployed as part of efforts to prevent oil reaching the coast is now more than 1.2 million feet, with a further 400,000 feet staged in readiness for deployment.

In total over 13,000 personnel from BP, other companies and government agencies are currently involved in the response to this incident. Over 16,000 people have registered to volunteer across four states. So far 6,700 claims have been filed, of which about 1,000 have already been paid.  BP has also received 46,500 calls into its help lines, approximately 30 per cent of which have offered ideas to help the response or other assistance.

The cost to date of the response amounts to about $450 million, including the cost of spill response, containment, relief well drilling, commitments to the Gulf Coast States, settlements and federal costs.

BP Press Office London +44 20 7496 4076
BP Press office, US: +1 281 366 0265

Unified Command Joint Information Center
+1 985-902-5231

www.deepwaterhorizonresponse.com
www.bp.com/gulfofmexico

  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated:  13 May 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary